Exhibit 1.1

March 25, 2004

Louis R. Bucalo, M.D.
President & Chief Executive Officer
Titan Pharmaceuticals, Inc.
400 Oyster Point Blvd., Suite 505
South San Francisco, CA 94080

Dear Dr. Bucalo:

       The purpose of this letter agreement (the "Agreement") is to set forth the terms and conditions pursuant to which Rodman & Renshaw, LLC ("R&R") shall introduce Titan Pharmaceuticals, Inc. (the "Company") to one or more investors in connection with the proposed offering of not less than three million shares of the Company's common stock (the "Offering") off of the presently existing shelf registration statement filed by the Company with the Securities and Exchange Commission (the "Commission") on Form S-3 (Registration No. 333-112513) as declared effective by the Commission on February 17, 2004. The terms of such Offering shall be mutually agreed upon by the Company and the investor(s). R&R's engagement under this Agreement shall be exclusive for a period of one week after the date hereof. The identities of the investors to which R&R introduces the Company shall be proprietary information of R&R and shall not be divulged to third parties by the Company, nor used by the Company outside the scope of R&R's engagement as described herein.

       The parties hereto hereby agree that the Company shall pay to R&R the fees and compensation set forth below if there is any financing of equity or debt (including without limitation the Offering) or other capital raising activity of the Company (a "Financing") within 12 months of the date of this Agreement with any investors to whom the Company was introduced by R&R and who purchase shares of the Company's common stock in the Offering pursuant to this Agreement.

       In consideration of the services rendered by R&R under this Agreement, the Company agrees to pay R&R the following fees and other compensation:

(a)	A cash fee payable immediately upon the closing of any portion of any Financing (including without limitation the Offering) and equal to 6% of the aggregate proceeds raised.
(b)	Up to $15,000 expense allowance for incurred expenses.

       This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles. Any dispute arising out of this Agreement shall be adjudicated in the courts of the State of New York or in the federal courts sitting in the Southern District of New York, and each of the parties hereto agrees that service of process upon it by registered or certified mail at its address set forth herein shall be deemed adequate and lawful. The Company shall indemnify R&R against any liabilities arising under the Securities Act of 1933, as amended, attributable to any information supplied or omitted to be supplied to any investor by the Company pursuant to this Agreement.

       This Agreement constitutes the entire understanding and agreement between the parties hereto with respect to its subject matter and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Agreement. This Agreement may be modified only in writing signed by the party to be charged hereunder.

       If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this letter.

Very truly yours,

RODMAN& RENSHAW, LLC

By:	/s/ John J. Borer, III
Name: John J. Borer, III Title: Senior Managing Director

Agreed to and accepted
as of the date first written above:

TITAN PHARMACEUTICALS, INC.

By:	/s/ Robert E. Farrell
Name: Robert E. Farrell Title: Executive VP & CFO